12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

VIA EDGAR AND FEDERAL EXPRESS

September 8, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W., Stop 4-5
Washington, D.C. 20549
Mail Stop 7010

RE:	Shumate Industries, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Form 10-QSB for the period ended March 31, 2008
File No. 0-30291

Dear Mr. Decker:

Set forth below are the responses of Shumate Industries, Inc., a Delaware corporation (“Shumate”), to the comments delivered by your office (the “Staff’) pursuant to that letter dated July 2, 2008 (the “Letter”). The responses below are keyed to the comment numbers contained in the Letter

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	The Staff’s comment is noted.

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

Notes to the Financial Statements

Note 4 - Research and Development Contract, page 45

2.	The revenue recognition shown in our financial statements is guided by CON 5 and SAB 104 which give the following 4 criteria for recognizing revenue:
a.	Persuasive evidence that an arrangement exists
b.	Services have been rendered
c.	Price is fixed or determinable
d.	Collectibility is reasonably assured

Specifically regarding our contract with At Balance Americas, we believe items (a) & (c) are evidenced by, and set forth in, the written executed contract. Item (d) is evaluated by management and then each month the services rendered (b) are evaluated and documented, resulting in the appropriate amount of revenue being recognized. If cash has been received in advance of the amount of revenue at any given month-end, then Shumate records deferred revenue. If the amount of revenue exceeds the amount of cash received, an appropriate receivable is recorded.

The contract with At Balance allows for Shumate to earn a reasonable profit on the services rendered. As an example, the contract provides for an hourly billing rate of $125 for work performed by our senior engineer. An estimate of Shumate’s cost would by approximately $75 per hour. Other line items in the contract such as machining hours, cost of establishing vendors and management fees also allow a billing fee that exceeds our internal cost.

Per the Staff’s comment, we included the language below in Shumate’s Form 10-Q for the period ended June 30, 2008 under MD&A relating to Hemiwedge’s product sales and costs with respect to At Balance America’s contract. We will provide similar disclosure for future periods where the contract with At Balance is still in effect or where such contract effects our financial statements for such periods:

“Hemiwedge Valve Corporation sales decreased by $259,476, or a decrease of 85%, to $45,300 for the three months ended June 30, 2008, compared to $304,776 for the three months ended June 30, 2007. The revenues recorded as of June 30, 2007 reflect $193,813 in income for amounts earned for services completed under the development agreement with At Balance Americas, LLC. The revenues recorded in the quarter ended June 30, 2008 reflect Hemiwedge® Cartridge valve sales only and are not attributable to the development agreement with At Balance Americas, LLC”

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

3.
Pursuant to the requirements of paragraph 14(a) of SFAS 68, the specific terms of the agreement with At Balance were disclosed under Note 5 of Shumate’s Form 10-Q for the period ended June 30, 2008 as follows:

“In July 2006, Hemiwedge Valve Corporation entered into an agreement with At Balance Americas, LLC, a Houston-based Managed Pressure Drilling, or MPD, services company. At Balance Americas, LLC (“At Balance”) is an affiliate of Shell Technology Ventures, a leading energy-focused venture capital firm with offices in Houston, Texas. At Balance is not a related party and the development agreement was negotiated on an arm’s length basis. The agreement provides Hemiwedge Valve Corporation with funding of up to $1.4 million and expertise to develop a down-hole isolation valve, or DIV, using our Hemiwedge® valve technology. The contract is for a term of two years, ending on July 13, 2008. The contract includes three major phases with partial funding in advance of each phase, and progress payments throughout each phase. The three major phases (including estimated funding for each phase) are: Phase I -Engineering and Design ($292,500); Phase II—Procurement and Manufacturing ($805,000) and Phase III—Testing and Validation ($287,300). To the extent that actual costs vary from the estimates provided, Hemiwedge® must utilize a change order to request additional monies from At Balance during an uncompleted phase when needed. At Balance has the sole discretion to approve any such request for additional money.”

Note 7 - Notes Payable - Stillwater National Bank, page 46

4.
In referring back to Shumate’s response to prior comment 4, in October 2005, prior to Stillwater becoming a related party, Stillwater agreed to the conditions of the debt forgiveness realized in March 2006, thus Shumate recorded the debt forgiveness as income in accordance with FAS 15. Please see the attached Exhibit A and specifically the third “WHEREAS” clause for evidence substantiating the nature of the prior agreement and resulting accounting treatment. We have reviewed footnote 1 to paragraph 20 of APB 26 which states that “extinguishment transactions between related entities may be (emphasis added) capital transactions.”  This implies that not all such transactions will be treated as capital.  Given that the agreement to extinguish debt occurred prior to the parties being related, we believe that this situation is one where the transaction should not be treated as a capital transaction.

5.	In response to the Staff’s comment, we will revise the risk factor in future filings as set forth below, which we believe clarifies the risk:

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

“The line of credit and term loan with Stillwater National Bank contain numerous restrictive covenants which limit management’s discretion to operate our business and non-compliance could result in an acceleration of all amounts due thereunder as well as foreclosure on our assets if we were unable to pay all amounts due upon any such acceleration.”

We note the discrepancy noted by the Staff between the disclosure of the Stillwater loans page 6 and the risk factor language on page 15. The language on page 6 stated that “Stillwater issued waivers under the original (emphasis added) credit facility for periods tested where we were not in compliance with certain covenants thereunder. However we have not received a wavier for the March 31, period under the Amended Stillwater Credit Facility where we were not in compliance with certain convenants thereunder” whereas the language in the risk factor on page 15 states “our lender issued waivers for the periods tested, except for the December 31, 2007 and March 31, 2008 periods.”

The reason for such discrepancy was our contention that Stillwater’s execution of the Amended Facility on January 25, 2008 illustrated a tacit waiver of the non-compliance for the December 31, 2007 period. We will insure that the language on page 6 and page 15 will not contradict in future filings.

Shumate’s management contends that Stillwater’s execution of the Amended Facility on January 25, 2008 illustrated a tacit waiver of the non-compliance for the December 31, 2007 period, Shumate classified the debt appropriately between long term and short term based on the agreed upon payment terms of the Amended Facility. This is consistent with direction found in Statement 6 which states “…short-term obligations expected to be refinanced on a long-term basis shall be excluded from current liabilities only if the enterprise intends to refinance the obligation on a long-term basis and has the demonstrated ability to consummate the refinancing.” In this case, the example given is an intent and ability to refinance. As Shumate had already entered into the refinancing agreement, Shumate respectfully contends that it properly classified the debt as long term.

6.
Per the Staff’s comment, we will include the language below in future filings relating to our outstanding credit facility with Stillwater. Please note that we will only include the language relating to breach or default so long as such language is relevant in such period:

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

“The loan documents for the Stillwater line of credit and term loan require us to meet liquidity and minimum debt coverage ratios on our balance sheet and income statement, respectively, for each financial period. We are required to maintain a ratio of current assets to current liabilities (“Liquidity Ratio”) of 1.10 to 1.and a minimum debt coverage ratio of 1.20: 1. For the period ended ______ __, 2008, we were not in compliance with the ______ covenant. Failure to be in compliance with this covenant could result in a notice of default. As of the date of this report, we have not received a notice of default from Stillwater. Should Stillwater decide to declare a default, it would result in an acceleration of the related debt and could result in Stillwater foreclosing on our assets.”

7.
In Note 9 to the Financial Statements, Shumate discloses selling $3,050,000 of principal amount in convertible promissory notes and $250,000 of principal amount in a promissory note. These two combined reconcile to the $3,300,000 reflected on the Statement of Cash Flows. Shumate did not incur an offering costs related to the $250,000 promissory note. Of the $225,000 in offering costs associated with the $3,050,000, $70,000 was specifically related to the attempted acquisition of Sunbelt as discussed in Note 15 to the Financial Statements. The remaining $155,000 was recorded as deferred finance charges and is being amortized over the life of the loan using the effective interest method.

Note 11 - Common Stock, page 48

8.
The $637,426 shown on the statement of cash flows as net proceeds from the sale of common stock is correct. Shumate’s disclosures in Note 11 should have included some additional information as well as better clarity concerning the net proceeds from the March 2007 warrant exercise. In Note 11, Shumate discloses the following items related to this reconciliation:

Net Proceeds from March offerring	735,560
Costs of raising capital, March offerring	- 81,019
Net Proceeds from warrants exercised in Q3	17,190
Costs of raising capital, Q3	- 24,454
Subtotal	647,277
Costs of raising capital, Q4, not specifically disclosed	- 26,860
March costs of raising capital included in both A and B	17,009
Net Proceeds as shown on Stmt of Cash Flow	637,426

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

Shumate should have included the following additional disclosure in Note 11:

“Between October 1, 2007, and December 31, 2007, Shumate incurred $26,860 in offering costs”.

In addition, the following additional information should have been added to the disclosure made relating the March 2007 warrant exercise to bring greater clarity to the reader:

“…Shumate incurred $81,019 costs of raising capital that were related to the offering, of which $17,009 were netted from the proceeds shown above.”

Note 18 - Subsequent Events, page 55

9.
Shumate entered into a sale-leaseback transaction with Trader Properties in May 2008. The accounting for this transaction was guided by SFAS 13, paragraphs 7, 32, and 33. According to accounting guidelines in paragraphs 32 & 33, Shumate accounting for the transaction as a sale-leaseback and deferred the gain accordingly. As the lease is properly classified as an operating lease pursuant to paragraph 7, the deferred gain will be amortized as a reduction of future lease expense in proportion to the lease payments. Accordingly, Shumate provided the following disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2008 under Note 6 to the financial statements:

“…Shumate Machine Works entered into a sale and simultaneous lease transaction with Trader Properties LLC. Shumate Machine Works sold the property to Trader Properties for an aggregate purchase price of $2,180,000 pursuant to a general warranty deed with vendor’s lien. As such, Shumate Machine works received net cash of $319,617.

The gain realized on the sale of the property was $304,031. Pursuant to the guidelines in SFAS 13, the gain is accounted for as a deferred gain on the balance sheet and amortized straight-line over the life of the lease, at the rate of $2,533 per month as a reduction to rent expense.

The terms of the Commercial Lease Agreement dated May 15, 2008 between Hemiwedge Valve Corporation and Trader Properties is for a term of 10 years with a monthly rent of $24,000 per month, which shall be increased by 2% each year for the term of the lease. Hemiwedge Valve Corporation is required to maintain public liability insurance of not less than $1,000,000 during the term of the lease. To secure performance under the commercial lease, Hemiwedge Valve Corporation granted Trader Properties a lien and security interest against all of Hemiwedge Valve Corporation’s non-exempt personal property that is in the leased premises. This lease is being accounted for as an operating lease.”

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

Item 8A - Controls and Procedures, page 57

10.
In response to the Staff’s comment, please note in future filings Shumate will state that its disclosure controls and procedures are effective, or not effective, as applicable, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Exhibits 31.1 & 31.2

11.	The Staff’s comment is noted. All future filings will be revised as requested.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

General

12.	We respectfully contend that our Amendment No. 1 to Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed on June 25, 2008 contains all information required by the form.

13.	The Staff’s comment is noted for future filings.

Please be advised that Shumate has endeavored to respond fully to each of the Staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Shumate acknowledges the following:

12060 FM 3083
CONROE TEXAS 77301
PHONE: 936-539-9533
FAX: 936-539-9396

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Shumate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to Shumate’s responses above. You can contact the undersigned at (936) 539-9533. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Matthew Flemming

Matthew Flemming
Chief Financial Officer
Shumate Industries, Inc.

Exhibit A

FIRST AMENDMENT LOAN AGREEMENT
AND GUARANTORS' CONSENT

THIS FIRST AMENDMENT TO LOAN AGREEMENT AND GUARANTORS' CONSENT (the "First Amendment") is entered into effective the 31st day of March, 2006, among SHUMATE INDUSTRIES INC. (formerly EXCALIBUR INDUSTRIES, INC.), a Delaware corporation ("Industries"), SHUMATE MACIENE WORKS, INC., a .Texas corporation ("Machine") (Industries and Machine are collectively referred to herein as the "Borrowers"), MATTHEW FLEMMING, an individual ("Flemming"), LARRY SHUMATE, an individual ("Shumate"), RUSS CLARK, an individual ("Clark") (Flemming, Shumate, and Clark are collectively referred to herein as the "Guarantors"), and STILLWATER NATIONAL BANK AND TRUST COMPANY, a national banking association (the "Lender").

WITNESSETH:

WHEREAS, the Borrowers, the Guarantors, and the Lender b.ave entered into a certain Loan Agreement dated October 19, 2005 (the "Loan Agreement");

WHEREAS, the Borrower are indebted to the Lender under the Loan Agreement as follows:

Note #	Principal as of 3/17/06	Interest as of 5/17/06	Payoff as of 3/17/06
5732700	$595,085,63	$2,532.97	$698,618.60
5732800	$5,633,053.00	$24,924,33	$5,657,977.33

WHEREAS, the Lender agreed to forgive $2,000,000.00 of the indebtedness if the Borrowers were able to raise $1,500,000.00 in equity capital, which equity capital was, in fact, raised by the Borrowers as of February 2006; and

WHEREAS, the Lender is, accordingly, forgiving $2,000,000.00 of the indebtedness on Note No. 5732800; and

WHEREAS, The Borrowers, the Guarantors, and the Lender desire to amend the terms of the Loan Agreement to reflect the forgiveness and amend certain of the terms or repayment;

NOW THEREFORE, in consideration of the recitals, and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

1.	Defined Terms. Except as otherwise defined herein, all terms defined in the Loan Agreement will have the same meaning herein.

2.
New Note. In connection. with this First Amendment, contemporaneously herewith, the Borrowers will execute and deliver to the Lender an Amended and Restated Term Promissory Note in the principal face amount of $3,633,053.00